Schedule TO  Exhibit (a)(5)(ii)


         INVENSYS COMPLETES ITS PURCHASE OF BAAN AND TAKES CONTROL

Invensys plc announces today that it controls 72% of Baan Company N.V. Invensys will immediately assume management control of Baan and extend to Baan suitable financing to secure its near term future. Baan's customers should be totally confident that Baan's future is now secure. Invensys will restore Baan's leadership position in manufacturing software solutions.

At the expiration of its offer on 1 August 2000, Invensys received acceptances of, or owned, approximately 72% of Baan's outstanding shares. This is represented by acceptances for 127 million shares (47%), and purchases of 66 million shares (25%).

Invensys also announces it will provide a subsequent offering period expiring on 29 August 2000 (Subsequent Offering Period), during which Invensys will continue to purchase tendered shares at Euro 2.85 per share. The same tender procedures described in the offer documents will apply to shares tendered during this Subsequent Offering Period, except that shares tendered during this period will not have withdrawal rights. Invensys will pay for such purchases within 3 business days after the termination of the Subsequent Offer Period.

CONTACT:

BRUNSWICK

Simon Holberton

Ben Brewerton

Tel: +44 (0)20 7404 5959